Exhibit 21.1
List of Subsidiaries of Eagle Rock Energy Partners, L.P.

Subsidiary	Jurisdiction or Organization

Eagle Rock Pipeline GP, LLC	Delaware

Eagle Rock Pipeline, L.P.	Delaware

Eagle Rock Energy Services, L.P.	Texas

Midstream Gas Services, L.P.	Texas

Eagle Rock Gas Gathering & Processing, Ltd.	Texas

Eagle Rock Operating, L.P.	Texas

Eagle Rock Field Services, L.P.	Texas